

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

<u>Via E-Mail</u>

Penny Minna
DLA Piper LLP
6225 Smith Avenue
Baltimore, MD 21209

> **Re:** **Legacy Acquisition Corp.**
> **Schedule TO-I filed on October 5, 2020**
> **File No. 5-90182**

Dear Ms. Minna:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments are limited to the matters identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1)(i) to the Schedule TO-I.

Please respond to this letter by providing an analysis in your response letter. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

Schedule TO-I filed October 5, 2020 - General

1. We note that this is an offer to purchase all outstanding shares of Class A Common Stock for cash. We further note that the offer is not technically conditioned on the closing of the Business Combination. Please explain in your response letter why you have not filed a Schedule 13E-3 in connection with this offer. We recognize the exemption set forth in Rule 13e-3(g)(4) for redemptions pursuant to a security's governing instruments; however, if that exemption is available, it is not clear why the similar one in Rule 13e-4(h)(1) is apparently not. Please advise in your response letter.

Press Release dated October 5, 2020 – Exhibit 99.A.5.IV

2. In future filings, avoid referencing the safe harbor provisions of the Private Securities Litigation Reform Act. The safe harbor for forward looking statement in the Act does not

apply to statements made in connection with a tender offer.

We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions